March 3, 2010

Via EDGAR

Mr. Karl Hiller

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	United Refining Company
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed November 30, 2009
Form 10-Q for the Fiscal Quarter Ended November 30, 2009
Filed January 14, 2010

Dear Mr. Hiller:

United Refining Company (the “Company”) is filing this letter in response to SEC staff (the “Staff”) comments received by the Company in a letter dated February 17, 2010 (the “Comment Letter”) with respect to the Form 10-K for the Fiscal Year Ended August 31, 2009 filed November 30, 2009 (the “10-K”) and the Form 10-Q for the Fiscal Quarter Ended November 30, 2009 filed January 14, 2010 (the “10-Q”). For the Staff’s convenience, we have repeated the Staff’s comments in bold below followed by the Company’s response to aid in your review.

Form 10-K for the Fiscal Year Ended August 31, 2009

Selected Financial Data, page 17

1.	We note your use of the term gross margin as a non-GAAP measure, which you define as gross profit plus refining operating expenses. Your label should be changed since gross margin and gross profit are synonymous GAAP terms, and GAAP terms should not be used to describe non-GAAP measures, pursuant to Item 10(e)(ii)(E) of Regulation S-K. Additionally, explain why you believe the presentation of this non-GAAP measure is useful to readers to comply with Item 10(e)(i)(C) of Regulation S-K.

We respectfully submit that in future filings the Company will remove the non-GAAP measure gross margin and include gross profit as reflected in the Company’s financial statements.

Consolidated Statements of Operations, page 34

2.	For each of the years presented, quantify the extent to which the amounts included in your depreciation and amortization expenses line item is attributable to property, plant and equipment used directly in your refinery operations, and explain why you believe no amounts in excess of amortization of deferred maintenance turnarounds, as disclosed in page 39, would need to be included as part of your costs of goods sold.

Box 780 • Warren, Pennsylvania 16365 • 814-726-4674 • FAX 814-726-4602

We respectfully submit that, for the fiscal years ended August 31, 2009, 2008 and 2007, depreciation and amortization of our refinery property plant and equipment was $9,696,000, $9,511,000 and $8,851,000, respectfully. Historically, the Company has excluded depreciation from the cost of sales as the Company feels that excluding such amount results in a more meaningful indication of the direct costs of acquiring and refining products.

In future filings, in accordance with Staff Accounting Bulletin Topic 11B Depreciation and Depletion Excluded From Cost of Sales, the Company will revise the Cost of goods sold caption in its consolidated statement of operations to present as follows: Cost of goods sold (exclusive of depreciation and amortization of refinery property, plant and equipment of $9,696,000 $9,511,000 and $8,851,000). Furthermore, the Company will revise the policy note on “Product Shipping and Handling Costs” to “Cost Classifications” and include the following in future filings:

Our Cost of goods sold (which excludes depreciation and amortization on property, plant and equipment) includes Refining Cost of Products Sold and related Refining Operating expenses.

Refining Cost of Products Sold includes cost of crude oil, other feedstocks, blendstocks, the cost of purchased finished products, amortization of turnaround costs, transportation costs and distribution costs. Retail cost of products sold includes cost for motor fuels and for merchandise. Motor fuel cost of products sold represents net cost for purchased fuel. Merchandise cost of products sold includes merchandise purchases, net of merchandise rebates and inventory shrinkage. Wholesale cost of products sold includes the cost of fuel and lubricants, transportation and distribution costs and labor.

Refining Operating Expenses include direct costs of labor, maintenance materials and services, chemicals and catalysts, utilities and other direct operating expenses.

Note 12 – Disclosures About Fair Value of Financial Instruments, page 55

3.	It appears that your note should be expanded to include the disclosures required by paragraphs 32 to 34 of SFAS 157.

We respectfully submit that the Company did not have any financial instruments that are measured on a recurring basis in accordance with Statement of Financial Accounting Standards (“SFAS”) 157 Fair Value Measurements as of August 31, 2009 or 2008. Furthermore, the Company did not have any assets or liabilities that were measured at fair value on a nonrecurring basis for the periods presented.

Note 16 – Subsidiary Guarantors, page 58

4.	We note your disclosure indicating that certain of your wholly owned subsidiaries function as guarantors under the terms of your $350 million senior notes, and that you have included a presentation of condensed consolidating financial statements showing your subsidiary guarantors.

Tell us whether you and your subsidiary guarantors meet all of the conditions specified in Rule 3-10(f) of Regulation S-X to qualify for an exception to the general rule specified in Ruled 3-10(a)(1) of Regulation S-X; if so, your note should be expanded to provide the disclosures specified in Rule 3-10(i) subparagraphs (6) through (11). Under these circumstances, also tell us your reason for filing duplicative reports with the SEC for these subsidiary guarantors, and explain your view on the applicability of the guidance in Exchange Act Rule 12h-5.

If your subsidiary guarantors do not meet all of the conditions to qualify for the exception, tell us why the reports filed by the subsidiary guarantors include your consolidated financial statements, instead of the subsidiary guarantors’ separate financial statements, following the guidance in Rules 3-10(a)(1) and 3-10(i)(6) of Regulation S-X.

We respectfully submit that the Company and its wholly-owned subsidiary companies meet all the requirements of the conditions specified in Rule 3-10(f) of Regulation S-X for an exception to the general rule specified in Rule 3-10(a)(1) of regulation S-X. In accordance with the Staff’s comment, the Company will expand the disclosure in the notes to the financial statements in future filings to include the disclosure required by applicable subparagraphs of Rule 3-10(i) of Regulation S-X. The introductory paragraph to the note in future filings will read as follows:

All of the Company’s wholly owned subsidiaries fully and unconditionally guarantee, on a joint and several basis, the Company’s $350,000,000 Senior Unsecured Note Indenture due August 15, 2012. There are no restrictions within the consolidated group on the ability of the Company or any of its subsidiaries to obtain loans from or pay dividend to other members of the consolidated group. Financial information for the Company’s wholly-owned subsidiary guarantors is as follows:

Although the subsidiary guarantors are permitted to omit financial statements by Rule 3-10 of Regulation S-X and are therefore exempt from the reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12h-5 of the Exchange Act, the subsidiary guarantors are contractually required by the Indenture governing the senior notes to voluntarily comply with the reporting obligations promulgated by the Exchange Act.

Exhibit 31.1 and 31.2

5.	Your certifications should include references to internal control over financial reporting in paragraphs 4 and 4(b) to comply with Item 601(b)(31) of Regulation S-K.

The certifications attached as Exhibits 31.1 and 31.2 to the Company’s Form 10-Q for the Quarter Ended November 30, 2009 included the required reference to internal controls. We respectfully submit that the certifications made by the Company’s principal executive officer and principal financial officer in future filings will contain the reference to internal controls over financial reporting in paragraphs 4 and 4(b) to comply with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended November 30, 2009

6.	For all comments issued on your Form 10-K that apply to your Form 10-Q, similar revisions should be made.

All related changes to affected disclosure in the Company’s future quarterly reports shall be made in accordance with the Staff’s comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K and 10-Q;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K or 10-Q; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further communications relating to the above to James E. Murphy at (814) 723-1500 or to Martin R. Bring, Esq., counsel to the Company, at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/ James E. Murphy
James E. Murphy
Chief Financial Officer